Miguel J. Vega

T: 617-937-2319

mvega@cooley.com

December 4, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tiffany Piland Posil

Re:	World Energy Solutions, Inc.

Schedule TO-T filed by Wolf Merger Sub Corporation and EnerNOC, Inc.

Filed November 19, 2014

File No. 005-82460

Dear Ms. Tiffany Piland Posil:

On behalf of Wolf Merger Sub Corporation and EnerNOC, Inc. (collectively, the “Filing Persons”), we provide the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions of the U.S. Securities and Exchange Commission (the “Commission”) dated December 1, 2014 (the “Comment Letter”) relating to the above-referenced filings.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff’s comments appear in italics below. Defined terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase dated November 19, 2014, filed as exhibit (a)(1)(i) to the Tender Offer Statement filed under cover of Schedule TO (“Schedule TO”) with the Commission on November 19, 2014.

In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 2 to the Schedule TO. The Schedule TO has been revised in response to the Staff’s comments.

Staff Comments and Company Responses

Offer to Purchase

Important

1.	We note the disclosure on pages 3 and 44 that shares tendered pursuant to guaranteed delivery and not actually delivered prior to the Expiration Time will be excluded from the

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U.S. Securities and Exchange Commission

December 4, 2014

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calculation of the Minimum Condition. However, here and on pages 4, 12 and 13 you disclose that “any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition.” Since you intend to count shares tendered pursuant to guaranteed delivery toward satisfaction of the Minimum Condition, which is a condition of the Offer that must be satisfied or waived at or prior to expiration of the Offer, please revise to be consistent throughout and require actual delivery at or prior to Expiration Time.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on pages 4, 12 and 13 to replace the references to the “Effective Time” with the “Expiration Time.”

Summary Term Sheet

When and how will I be paid for my tendered Shares? page 5

2.	We note your disclosure that you will pay for all shares validly tendered and not withdrawn promptly following the “later” of the expiration of the Offer and the satisfaction or waiver of the Offer Conditions. This disclosure suggests that the Offer Conditions may survive the expiration of the Offer. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or prior to expiration of the Offer. Please revise the disclosure to clarify this point.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on page 5 to clarify that Subject to the terms and conditions of the Offer and satisfaction or waiver of the Offer Conditions to the Offer, Merger Sub shall pay for the Shares validly tendered that have not been withdrawn promptly following the expiration of the Offer.

The Offer

1. Terms of the Offer, page 10

3.	We note your disclosure that if a material change directly relates to price and share levels, a minimum of ten Business days “may” be required to allow adequate dissemination and investor response. Please revise consistent with Exchange Act Rule 14e-1(b).

In response to the Staff’s comment, the Filing Persons have modified the disclosure on page 10 to indicate that if a material change directly relates to price and share levels, a minimum of ten business days (as defined by Exchange Act Rule 14d-1(g)(3)) will be required to allow adequate dissemination and investor response.

8. Certain Information Concerning the Target, page 19

4.	Please refer to the following disclosure on page 19: “None of Parent, Merger Sub, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records ….” The filing persons may not disclaim responsibility for their disclosure. Please revise accordingly.

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U.S. Securities and Exchange Commission

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In response to the Staff’s comment, the Filing Persons have modified the disclosure on page 19 to delete the disclaimer of responsibility.

11. Background of the Offer; Contacts with the Target, page 21

5.	We note that on September 11, 2014, the parties discussed Parent and Merger Sub’s request for tender and support agreements from certain stockholders. Please revise your disclosure in the Background of the Offer section to provide more detail regarding any communications or negotiations concerning the tender and support agreements. Please also supplementally advise us whether there were any communications or negotiations regarding tender and support agreements prior to September 11, 2014. We may have further comment.

In response to the Staff’s comment, the Filing Persons have revised this section to provide more detail regarding the negotiations concerning the tender and support agreements.

6.	Please advise us of the recent industry development referenced in your disclosure regarding October 9 contacts between the parties.

In response to the Staff’s comment, the Filing Persons respectfully advise the Staff that the “recent industry developments” were recent developments relating to the Federal Energy Regulatory Commission (FERC) Order 745, which was originally issued by FERC on March 15, 2011 and effective April 25, 2011. On May 23, 2014, the D.C. Circuit Court of Appeals vacated FERC Order 745 and FirstEnergy Corp. (“FirstEnergy”) filed a complaint with FERC requesting “the removal of all portions of the PJM Tariff allowing or requiring…demand response as suppliers to PJM’s capacity markets.” On September 22, 2014, FirstEnergy filed an amended complaint (the “Amended Complaint”) and in response to the Amended Complaint, the Board of Directors of Parent (the “Parent Board”) determined to dedicate a portion of the next regularly scheduled meeting of the Parent Board scheduled for October 15, 2014, to consider the implications of the Amended Complaint and to defer a decision on the approval of the proposed acquisition of the Target until the next scheduled meeting of the Parent Board. The Filing Persons refer the Staff to the Parent’s most recently filed Periodic Report on Form 10-Q filed with the Commission on November 7, 2014, for a more complete description of FERC Order 745 and how it relates to the demand response business of the Parent.

13. The Transaction Documents, page 26

7.	We note your disclosure that the Merger Agreement and the summary of terms “are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances” relating to the parties. Please revise to negate any implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

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U.S. Securities and Exchange Commission

December 4, 2014

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In response to the Staff’s comment, the Filing Persons have revised the referenced disclosure on page 27 to remove any potential implication that the Merger Agreement and the summary of terms do not constitute public disclosure under the federal securities laws.

8.	We note your disclosure on page 29 that the Offer Price payable with respect to any Target Restricted Stock Awards “shall continue to be, as applicable, unvested and/or subject to the same repurchase option, risk of forfeiture, vesting schedule and other conditions as were set forth in the applicable restricted stock purchase agreement” and payment in respect thereof “shall be made promptly following such applicable vesting date or date when the applicable conditions have terminated, as applicable.” Please provide us with your supplemental analysis as to why you believe this offer structure is appropriate under Exchange Act Rule 14e-1(c) or otherwise.

We believe that the Offer complies with the prompt payment requirements of Rule 14e-1(c). Rule 14e-1(c) provides that “no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer.” The Target’s 2006 Equity Incentive Plan provides that upon the occurrence of a reorganization event, which would include the Offer and the Merger, the repurchase and other rights of the Target under each outstanding restricted stock award (which include the Target Restricted Stock Awards tendered for in the Offer) shall inure to the benefit of the Target’s successor and shall apply to the cash, securities or other property which the common stock of the Target (the “Target Common Stock”) was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to the Target Common Stock subject to such restricted stock award. Accordingly, the Offer Price will be paid promptly after the termination of the tender offer, but with respect to the Target Restricted Stock Awards, the cash will be withheld from the holders of Target Restricted Stock Awards in accordance with the terms of the Target’s 2006 Equity Incentive Plan and the applicable contractual rights of the Target under the Target Restricted Stock Awards. In order to meet this contractual commitment the Merger Sub will place the Offer Price paid with respect to the Target Restricted Stock Awards in a separate bank account promptly after the Expiration Time and distribute the applicable amounts to the applicable Target stockholders promptly following the satisfaction or lapse of the applicable conditions or restrictions. In response to the Staff’s comment, the Filing Persons have amended the disclosure on pages 5, 6, 10, and 11 to clarify that the consideration subject to the contractual restrictions will be held separately and paid as set forth in the preceding sentence.

We believe that withholding cash proceeds with respect to Target Restricted Stock Awards pursuant to and in accordance with the contractual agreements made between the Target and such holders does not contradict the objectives of Rule 14e-1(c), which was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer” (Commission Release No. 34-16384, Nov. 29, 1979). Once holders of Target Restricted Stock Awards satisfy the contractually agreed vesting requirements with respect to the cash paid for their restricted awards, the payment will be released to them in accordance with the applicable contractual terms and accordingly the Offer will not result in a situation in which Merger Sub may fail to pay for the securities purchased.

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U.S. Securities and Exchange Commission

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15. Conditions of the Offer, page 43

9.	We note that you have provided a summary of the conditions of the Offer and referred security holders to the Merger Agreement. Please revise to fully disclose all conditions of the Offer.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on pages 43 and 44 to delete the statements that a summary of the conditions has been provided and respectively informs the Staff that all conditions to the Offer have been included in the Offer to Purchase.

10.	We note your disclosure that the conditions may be waived by Parent or Merger Sub “in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition).” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

In response to the Staff’s comment, the Filing Persons have modified the disclosure on page 45 to clarify that the conditions may be waived by Parent or Merger Sub in whole or in part at any time “prior to the Expiration Time” and that, notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), the Merger Sub reserve’s the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals.

11.	We note your disclosure that the “failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm your understanding in your response letter.

The Filing Persons confirm their understanding that when a condition to the Offer is triggered and the Merger Sub proceeds with the offer anyway, it constitutes a waiver of the triggered condition and, depending on the materiality of any waived condition to the Offer and the number of days remaining in the Offer, the Filing Persons may be required to extend the Offer and recirculate new disclosure to holders of Shares.

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400

U.S. Securities and Exchange Commission

December 4, 2014

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12.	With respect to the same disclosure referenced in the immediately preceding comment, please note that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

The Filing Persons confirm their understanding that when a condition to the Offer is triggered by events that occur during the offer period and before the expiration of the Offer, the Merger Sub should promptly inform holders of how it intends to proceed, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer.

* * * *

Additionally, as requested by the Staff, the Filing Persons have acknowledged to us, and granted us the authority to represent to the Commission on their behalf, that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at 617-937-2319 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Miguel J. Vega
Miguel J. Vega
For Cooley LLP

cc: Mathew Cushing, Esq., EnerNOC, Inc.

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400